Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ): 33.611.500/0001-19

Company Registry (NIRE): 35300520696

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD AT THE REGISTERED OFFICE LOCATED AT AVENIDA DOUTORA RUTH CARDOSO, 8.501, 8º ANDAR, CONJUNTO 2, PINHEIROS, IN THE CITY AND STATE OF SÃO PAULO, ON JANUARY 17, 2023, AT 10:00 A.M.

1.            All directors participated in the meeting, in accordance with the Charter, which was presided over by Guilherme Chagas Gerdau Johannpeter, with Fábio Eduardo de Pieri Spina acting as secretary.

2.            The Board of Directors unanimously approved the removal of Executive Vice-President Fernando Pessanha Santos, effective immediately. The Board of Directors thanks Fernando Pessanha Santos for his important contributions to the Company.

3.            No other matters were discussed.

Signatures: Guilherme Chagas Gerdau Johannpeter (Chairman). André Bier Gerdau Johannpeter and Claudio Johannpeter (Vice-Chairmen). Gustavo Werneck da Cunha, Claudia Sender Ramirez, Augusto Braúna Pinheiro and Alberto Fernandes (Directors). Fábio Eduardo de Pieri Spina (Secretary).

I hereby certify that this is a faithful copy of the original instrument drawn up in the Company's records.

São Paulo, January 17, 2023

Fábio Eduardo de Pieri Spina

Secretary

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